SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BONDS.COM GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants and Purchase Rights to Purchase Common Stock
(Title of Classes of Securities)

098003106
(CUSIP Number of Common Stock Underlying Warrants and Purchase Rights)

Michael O. Sanderson
Chief Executive Officer
529 5th Avenue, 8th Floor
New York, New York 10017
(212) 946-3998
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, 37th Floor
Tampa, Florida 33602
(813) 221−3900
Attention: Mark A. Danzi

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$58,144,964.28	$4,145.74

*
This valuation assumes the exchange of warrants to purchase 111,817,240 shares of common stock, par value $0.0001 per share, of Bonds.com Group, Inc. (the “Company”).  Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the bid and ask price of the shares of common stock of $0.52 as of June, 28, 2010 as quoted on the OTC Bulletin Board under the symbol “BDCG”.

**	The amount of the filing fee was calculated in accordance with the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0−11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d 1.
☒	issuer tender offer subject to Rule 13e 4.
☐	going private transaction subject to Rule 13e 3.
☐	amendment to Schedule 13D under Rule 13d 2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This issuer tender offer statement on Schedule TO (this “Schedule TO”) is being filed by Bonds.com Group, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) certain warrants and instruments titled “Purchase Rights” which entitle the holder to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for newly issued shares of our Common Stock, upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange, dated June 30, 2010 (the “Exchange Offer Statement”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(C) to this Schedule TO.

The Exchange Offer expires at 11:59 p.m., Eastern Daylight Time, on July 29, 2010, which date we refer to as the expiration date, unless earlier terminated or extended by us.

The information set forth in the Exchange Offer Statement and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e−4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Exchange Offer Statement is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Bonds.com Group, Inc., a Delaware corporation (the “Company”). The address of its principal executive offices is 529 5th Avenue, 8th Floor, New York, New York 10017.  The telephone number of its principal executive offices is (212) 946-3998.

(b) This Schedule TO relates to the Exchange Offer by the Company to holders of all currently outstanding warrants and instruments titled “Purchase Rights” each of which entitle the holder to purchase shares of our Common Stock (collectively “Warrants”) to voluntarily exchange all of their Warrants for shares of our Common Stock upon the terms and subject to the conditions described in the Exchange Offer Statement.  As of June 30, 2010, there were issued and outstanding Warrants to purchase up to an aggregate of 111,817,240 shares of our Common Stock that are eligible to participate in the Exchange Offer. The information set forth in the Exchange Offer Statement under the captions “The Exchange Offer – Our Outstanding Warrants” and “The Exchange Offer−Eligibility” is incorporated herein by reference.

(c) The information set forth in the Exchange Offer Statement under the caption “Trading Market and Price Ranges of our Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The Company’s Directors and Executive Officers as of June 30, 2010 are listed below. The address of each individual listed below is c/o Bonds.com Group, Inc., 529 5th Avenue, 8th Floor, New York, New York 10017.

Name	Title

Edwin L. Knetzger, III	Co-Chairman
Michael O. Sanderson	Chief Executive Officer and Co-Chairman
John Barry, III	Director
John J. Barry, IV	Director
David S. Bensol	Director
Jeffrey M. Chertoff	Director and Chief Financial Officer
George P. Jameson	Director

Item 4.	Terms of the Transaction.

(a) The information set forth in the Exchange Offer Statement under the captions “The Exchange Offer – Our Outstanding Warrants,” “The Exchange Offer – Establishment of the Exchange Offer Terms; Conflicts of Interest; Approval,” “The Exchange Offer−Purpose of the Offer,” “The Exchange Offer−Eligibility,” “The Exchange Offer−Exchange of Warrants,” “The Exchange Offer−Procedures for Tendering Warrants,” “The Exchange Offer – Withdrawal Rights,” “The Exchange Offer – Determination of Validity; Rejection of Warrants; Waiver of Defects; No Obligation to Give Notice of Defects,” “The Exchange Offer−Acceptance of Warrants; Issuance of Common Stock; Payment of Offer Payments,” “The Exchange Offer−Extension of Offer; Termination; Amendment,” “The Exchange Offer – Conditions to the Exchange Offer,” “The Exchange Offer−Source and Amount of Consideration” and “Certain Tax Consequences of the Exchange Offer” is incorporated herein by reference.

(b) The information set forth in the Exchange Offer under the captions “The Exchange Offer−Director Participation” and “The Exchange Offer−Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock; Additional Relationships and Related Transactions” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Exchange Offer Statement under the caption “The Exchange Offer−Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and Our Common Stock; Additional Relationships and Related Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Exchange Offer Statement under the caption “The Exchange Offer−Purpose of the Offer” is incorporated herein by reference.

(b) The information set forth in the Exchange Offer under the captions “The Exchange Offer−Acceptance of Warrants; Issuance of Common Stock” and “The Exchange Offer−Source and Amount of Consideration” is incorporated herein by reference.  All Warrants tendered pursuant to the Exchange Offer will be cancelled.

(c) Upon and subject to the terms and conditions of the Exchange Offer, the Company will issue shares of its Common Stock to holders of Warrants that validly tender those Warrants to the Company.  Additionally, the Company seeks to raise additional equity or debt financing through private placement transactions.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Exchange Offer Statement under the captions “The Exchange Offer−Source and Amount of Consideration; Description of Warrants” and “The Exchange Offer−Fees and Expenses” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Exchange Offer under the captions “Risk Factors,” “The Exchange Offer−Establishment of Exchange Offer Terms; Conflicts of Interest; Approval,” “The Exchange Offer−Director Participation” and The Exchange Offer−Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock” is incorporated herein by reference.

(b) The information set forth in the Exchange Offer under the captions “The Exchange Offer – Our Outstanding Warrants” and “The Exchange Offer−Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock; Additional Relationships and Related Transactions” is incorporated herein by reference.  Additionally, the Company’s Current Reports on Form 8-K filed with the SEC on June 4, 2010 and June 28, 2010 are incorporated in the Exchange Offer Statement and herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) We have not retained and will not compensate any person for the purpose of soliciting eligible holders of Warrants to tender their Warrants pursuant to the Exchange Offer.

Item 10.	Financial Statements.

(a)   (1) The consolidated balance sheets of the Company as of December 31, 2009 and 2008 and the related condensed consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2009 and 2008 are incorporated by reference in the Exchange Offer Statement under the caption “Available Information/Incorporation by Reference” which is incorporated herein by reference.

(2) The unaudited, condensed consolidated balance sheet of the Company at March 31, 2010 included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and the related unaudited, condensed consolidated statements of operations and cash flows for the three months ended March 31, 2010 are incorporated by reference in the Exchange Offer under the caption “Available Information/Incorporation by Reference” which is incorporated herein by reference.

(3) Not applicable.

(4) The information set forth in the Exchange Offer Statement under the caption “Pro Forma Financial Information – Pro Forma Book Value Per Share” is incorporated herein by reference.

(b) The information set forth in the Exchange Offer Statement under the captions “Pro Forma Financial Information” and “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a) The information set forth in the Exchange Offer Statement under the captions “The Exchange Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and Common Stock; Additional Relationships and Related Transactions” is incorporated herein by reference.

(b) The information set forth in the Exchange Offer and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated June 30, 2010.

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Withdrawal

(a)(5)(D)	Press Release, dated June 30, 2010.

Item 13.	Information Required by Schedule 13E−3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BONDS.COM GROUP, INC.

Date: June 30, 2010

	By:	/s/ MICHAEL O. SANDERSON
	Name:	Michael O. Sanderson
	Title:	Chief Executive Officer and Co-Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated June 30, 2010.

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Withdrawal

(a)(5)(D)	Press Release, dated June 30, 2010.